

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 15, 2010

Walker Boyd, Group Finance Director
Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

> **Re:** **Signet Jewelers Limited**
> **Form 20-F for Fiscal Year Ended January 31, 2009**
> **Filed April 1, 2009**
> **File No. 001-32349**

Dear Mr. Boyd:

We have completed our review of your Form 20-F for the fiscal year ended January 31, 2009 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director